Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

PETER L. DUNLAP[3]
DOUGLAS J. AUSTIN
MICHAEL E. CAVANAUGH[9]
JOHN J. LOOSE
DAVID E.S. MARVIN[4]
STEPHEN L. BURLINGAME
DARRELL A. LINDMAN
IRIS K. LINDER
GARY C. ROGERS
MARK A. BUSH
MICHAEL H. PERRY
BRANDON W. ZUK
MICHAEL C. LEVINE
THOMAS J. WATERS
MARK R. FOX[2,4]
MICHAEL S. ASHTON
H. KIRBY ALBRIGHT
GRAHAM K. CRABTREE
MICHAEL P. DONNELLY
EDWARD J. CASTELLANI[5]
NAN ELIZABETH CASEY
PETER D. HOUK[1]

JONATHAN E. RAVEN
THADDEUS E. MORGAN
ANNE BAGNO WIDLAK
ANITA G. FOX[4]
ELIZABETH H. LATCHANA
TODD D. CHAMBERLAIN
RYAN M. WILSON
KENNETH S. WILSON[2]
ROBERT B. NELSON
BRIAN P. MORLEY[6]
MARY M. MOYNE[8]
JOHN D. MILLER[7]
TONI L. HARRIS[8]
RYAN K. KAUFFMAN
JENNIFER UTTER HESTON
NICOLE L. PROULX
MATTHEW A. CARMONA
VINCENT M. PECORA
G. ALAN WALLACE
LOUIS A. BROWN
SAMANTHA A. KOPACZ
124 WEST ALLEGAN STREET, SUITE 1000 lansing, michigan 48933 TELEPHONE (517) 482-5800 FACSIMILE (517) 482-0887 website www.fraserlawfirm.com January 3, 2008
 DETROIT OFFICE
TELEPHONE (313) 237-7300
FACSIMILE (313) 961-1651

archie c. fraser
(1902-1998)
everett r. trebilcock
(1918-2002)
james r. davis
(1918-2005)

retired
donald a. hines
ronald r. pentecost

1RETIRED CIRCUIT JUDGE
2ALSO LICENSED IN FLORIDA
3ALSO LICENSED IN COLORADO
4ALSO LICENSED IN DISTRICT OF COLUMBIA
5ALSO CERTIFIED PUBLIC ACCOUNTANT
6ALSO LICENSED IN NORTH CAROLINA
7ALSO LICENSED IN GEORGIA
8ALSO LICENSED BY U.S. PATENT AND TRADEMARK OFFICE
9ALSO LICENSED IN OHIO

E-mail:  ilinder@fraserlawfirm.com
DID:  517-377-0803

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC   20549-7010

            RE:     Aurora Oil & Gas Corporation Comment Letter Dated December 18, 2007

Dear Mr. Skinner:

Aurora Oil & Gas Corporation (the "Company") has received your letter dated December 18, 2007 with respect to the Company's Form 10-KSB for the fiscal year ended December 31, 2006, filed March 15, 2007, file number 1-32888; and Form 10-Q for the period ended September 30, 2007, filed November 14, 2007.

Please be advised that the Company plans to provide you with a response to your comments by January 17, 2008. Due to the holidays and vacation schedules, the Company was able to do very little work on a response over the last two weeks. The Company's reserve engineer has been on vacation and returned on January 2.

The Company's preparation of a response is also complicated by the fact that it changed auditors for the year 2007. In order to respond to the comment letter, the Company has had to reengage its prior auditors. The Company has been informed that the auditors who worked on the 2006 audit will not be available to begin providing assistance in the preparation of response until Monday, January 7.

Mr. Brad Skinner
January 3, 2008

Please let me know if you need further information pending our response.

Very truly yours,

FRASER TREBILCOCK DAVIS& DUNLAP, P.C.

//Iris K. Linder//

Iris K. Linder

IKL/blv

cc:        Barbara Lawson